Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283418

AMENDMENT NO. 1 DATED OCTOBER 15, 2025

to Prospectus Supplement dated September 26, 2025

(To Prospectus dated December 18, 2024)

Up to $392,254 of Shares

Common Stock

This Amendment No. 1 to Prospectus Supplement (this “Amendment”) amends our prospectus supplement dated September 26, 2025 (the “Prospectus Supplement”). This Amendment should be read in conjunction with the Prospectus Supplement and the accompanying prospectus dated December 18, 2024 (File No. 333-283418) (the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus Supplement or the Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prospectus Supplement and the Prospectus, and any future amendments or supplements thereto.

We entered into an Equity Distribution Agreement with Ladenburg Thalmann & Co. Inc. (“Ladenburg”) dated October 15, 2021 (the “Sales Agreement’), relating to shares of our common stock, par value $0.001 per share, offered by the Prospectus Supplement and the Prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $11,000,000 from time to time through Ladenburg acting as our sales agent.

Our common stock is listed on the Nasdaq Capital Market under the symbol “SSKN.”

We are filing this Amendment to amend the Prospectus Supplement to update the amount of shares of our common stock we are eligible to sell under General Instruction I.B.6 of Form S-3 and pursuant to the Sales Agreement. As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates is approximately $8,889,292, which we calculated based on 5,684,508 shares of outstanding common stock as of October 14, 2025, of which 4,077,657 shares were held by non-affiliates, and a price per share of $2.83 as of September 2, 2025, which is a date within 60 days prior to the filing date of this Amendment. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell, pursuant to the Prospectus Supplement and the Prospectus, as amended by this Amendment, securities with a value exceeding one-third of the aggregate market value of our outstanding common stock held by non-affiliates in any 12-month period, so long as the aggregate market value of our outstanding common stock held by non-affiliates remains below $75.0 million. During the 12 calendar months prior to the date of this prospectus supplement, we have sold $3,454,336 aggregate amount of securities under the registration statement of which this Prospectus Supplement and the Prospectus form a part.

As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $392,254 from time to time through Ladenburg. If our public float increases such that we may sell additional amounts under the Sales Agreement, the Prospectus Supplement and the Prospectus, we will file another amendment to the Prospectus Supplement prior to making additional sales.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” in the Prospectus Supplement, the Prospectus and the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann & Co. Inc.

The date of this Amendment No. 1 to Prospectus Supplement is October 15, 2025.